June 13, 2019

Pablo Manuel Vera Pinto
Chief Financial Officer
Vista Oil & Gas, S.A.B. de C.V.
Calle Volc n 150, Floor 5
Colonia Lomas de Chapultepec, Alcald a Miguel Hidalgo
Mexico City, 11000
Mexico

       Re: Vista Oil & Gas, S.A.B. de C.V.
           Amendment No. 2 to Draft Registration Statement on Form DRS F-1 Submitted June 3, 2019
           CIK No. 0001762506

Dear Mr. Vera Pinto:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary
Emerging Growth Company Status, page 7

1. The registration statement cover page indicates that you have elected to use the extended transition period for complying with new or revised financial accounting standards allowed under Section 107(b)(2) of the JOBS Act. This disclosure directly conflicts with multiple statements here and elsewhere in the prospectus that you have elected not to use this extended transition period. Please revise to provide consistent disclosure.
 Pablo Manuel Vera Pinto
Vista Oil & Gas, S.A.B. de C.V.
June 13, 2019
Page 2
Summary Financial and Operating Data
Reserves Data, page 20

2. We reissue comment 2 in part. Revise the presentation of your crude oil, condensate and
         NGL reserves to additionally provide the proportion of the total hydrocarbon liquid volumes that are NGLs for each period presented consistent with your disclosure relating to the estimates for the year ended December 31, 2018. This comment applies to the comparable reserves disclosures provided throughout your submission, including but not limited to the presentation of reserves on pages 22, 89, F- 155, F-249 and F-263 for the beginning and end of the fiscal year ended 2017, on pages 88, F-154, F-250 and F-263 for the period beginning January 1, 2018, and pages F-250 and F-263 for the period ending
         April 3, 2018.
3. We reissue comment 6 in part. Revise the presentation of your consumption plus natural gas sales reserves to additionally provide the proportion of total natural gas volumes that are related to consumption consistent with your disclosure relating to the estimates for the year ended December 31, 2018. This comment applies to the comparable reserves disclosures provided throughout your submission, including but not limited to the presentation of reserves on pages 22, 89, F-249 and F-263 for the beginning and end of the fiscal year ended 2017, and on pages F-250 and F-263 for the periods beginning
         January 1, 2018 and ending April 3, 2018.
Production Results and Other Operating Data, page 23

4. Modify your disclosure to additionally provide the average realized sales price for NGLs in units of measurement consistent with your disclosure of the average realized sales price for crude oil and condensate, e.g. US$ per barrel, and consistent you disclosure of crude oil and condensate and NGL net production volumes in barrels. This comment applies to
FirstName comparable disclosures provided throughout your submission, including but not the LastNamePablo Manuel Vera Pinto
Comapany NameVista Oil & Gas,of the average realized sales price of NGLs on pages 90, 103, limited to the presentation S.A.B. de C.V.
       and 104.
June 13, 2019 Page 2
FirstName LastName
 Pablo Manuel Vera Pinto
FirstName LastNamePablo Manuel Vera Pinto
Vista Oil & Gas, S.A.B. de C.V.
Comapany NameVista Oil & Gas, S.A.B. de C.V.
June 13, 2019
Page 3
June 13, 2019 Page 3
FirstName LastName
       For questions regarding comments on engineering matters, you may contact John
Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Jennifer O'Brien, Staff
Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you
have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Attorney-Adviser, at (202) 551-3056 or Timothy S. Levenberg, Special
Counsel, at (202) 551-3707 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
Resources
cc:      Emilio Minvielle